

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 24, 2011

<u>Via Email</u>
Michael F. Holloran, President,
Chief Executive and Chief Financial Officer
Intelligent Living Corp
Suite 221, 2323 Quebec Street
Vancouver, B.C. V5T 4S7 Canada

>   **Re: Intelligent Living Corp**
>   **Form 10-K for the fiscal year ended May 31, 2010**
>   **Filed September 14, 2010**
>   **File No. 0-25335**

Dear Mr. Holloran:

        We have reviewed your response letter dated May 3, 2011 and have the following additional comment. Please respond to this letter within ten business days or advise us when you will provide the requested response.

        We note that you do not propose to undertake a new audit of the year ended May 31, 2009. Until you file your 2011 Form 10-K, we will not declare effective any registration statements or post-effective amendments. In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

>   (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
>   (b) dividend or interest reinvestment plans;
>   (c) employee benefit plans;
>   (d) transactions involving secondary offerings; or
>   (e) sales of securities under Rule 144.

        Please acknowledge to us that you understand the effects of your failure to re-audit the required financial statements.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant